Exhibit (a)(1)(H)

Form of Notice to Eligible Employees Regarding Expiration of Offering Period

To:	Eligible Employees

From:	optionexchange@alxoncology.com on behalf of Jason Lettmann, Chief Executive Officer, ALX Oncology Holdings Inc.

Date:	[December 30, 2024]

Subject:	Expiration of ALX’s Stock Option Exchange Program

As of [9:00 p.m., Pacific Time, on December 30, 2024], we closed the ALX Oncology Holdings Inc. (“ALX”) offer to exchange certain outstanding stock options for new stock options that commenced on December 2, 2024 (the “Offer”). If you were an eligible employee of the Offer who properly elected to participate in the Offer by exchanging some or all of your eligible option grants in the Offer and did so on or before the expiration of the Offer, your elected eligible option grants have been accepted for participation in the Offer. Such options have been cancelled and you no longer have any rights with respect to those options. You have been granted new stock options in exchange for your cancelled options, in accordance with the terms and conditions of the Offer.

As described in the Offer documents, you will receive option agreement(s) for your new options that have been granted to you in the Offer in exchange for your properly tendered and cancelled options.

If you have any questions, please contact Shelly Pinto, our Interim Chief Financial Officer, Senior Vice President, Finance and Chief Accounting, by email at optionexchange@alxoncology.com or by phone at (650) 800-6675.